UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

LIONS GATE ENTERTAINMENT CORP.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 535919401

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (1)

	8.	Shared Voting Power 0 (1)(2)

	9.	Sole Dispositive Power 0 (1)

	10.	Shared Dispositive Power 0 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

(1) As a result of the Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp. (the “Issuer”), Liberty Global Incorporated Limited (“LGIL”), Discovery Lightning Investments Ltd. (“DLIL”), John C. Malone (“Mr. Malone”), MHR Fund Management, LLC (“MHR”), Liberty Global plc (“Liberty Global”), Discovery Communications, Inc. (“Discovery”) and the affiliated funds of MHR party thereto (the “MHR Funds”), as amended by the Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among the Issuer, LGIL, DLIL, Mr. Malone, MHR, Liberty Global, Discovery and the MHR Funds (the “Amended Voting and Standstill Agreement”), Mr. Malone may be deemed to share beneficial ownership of Class A Voting Shares of the Issuer, no par value (“Class A Voting Shares”), beneficially owned by the other parties to the Amended Voting and Standstill Agreement.  Mr. Malone expressly disclaims the existence of, and membership in, a group with any or all of the other parties to the Amended Voting and Standstill Agreement. Mr. Malone also disclaims beneficial ownership of the Class A Voting Shares beneficially owned by any and all of the other parties to the Amended Voting and Standstill Agreement.  See Items 4, 5 and 6.

(2) This amount does not reflect (A) the 2,500,000 Class A Voting Shares owned by DLIL, reported as beneficially owned in Amendment No. 3 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, (B) the 4,049,972 Class A Voting Shares owned by LGIL, reported as beneficially owned in Amendment No. 4 to Schedule 13D, filed with the SEC on September 6, 2019, or (C) an aggregate of 18,331,304 Class A Voting Shares beneficially owned by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR, MHR Holdings LLC, and Mark H. Rachesky, M.D., as reported in Amendment No. 25 to Schedule 13D, filed with the SEC on October 3, 2019.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIONS GATE ENTERTAINMENT CORP.

This Statement relates to the Class A Voting Shares, no par value (the “Class A Voting Shares”), of Lions Gate Entertainment Corp., a corporation organized and existing under the laws of the Province of British Columbia (“Lions Gate” or the “Issuer”).  This Amendment No. 6 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by John C. Malone (“Mr. Malone” or the “Reporting Person”) on November 20, 2015, as amended by Amendment No. 1 filed with the SEC on July 11, 2016, Amendment No. 2 to this Schedule 13D filed with the SEC on December 13, 2016, Amendment No. 3 to this Schedule 13D filed with the SEC on August 19, 2019, Amendment No. 4 to this Schedule 13D filed with the SEC on September 9, 2019 and Amendment No. 5 to this Schedule 13D filed with the SEC on September 23, 2019 (collectively, “Schedule 13D”).

This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person.  Except as set forth herein, the Schedule 13D is unmodified.  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

Since the last amendment to this Schedule 13D, the Reporting Person has engaged in the open market transactions in Class A Voting Shares set forth on Appendix A hereto.

On October 2, 2019, MHR Capital Partners Master Account III LP (“Master Account III”) and MHR Institutional Partners IV LP (“Institutional Partners IV”) entered into an agreement (the “Purchase Agreement”) with the Leslie A. Malone 1995 Revocable Trust, the Malone Family Land Preservation Foundation (the “Land Foundation”), the John C. Malone June 2003 Charitable Remainder Unitrust (the “2003 CRT”), the Malone Starz 2015 Charitable Remainder Unitrust (the “2015 CRT”), The Tracy M. Amonette Trust A and the Evan D. Malone Trust A (the “Trusts”) (collectively, the “M Parties”) pursuant to which Master Account III and Institutional Partners IV agreed to purchase 2,399,571 Class A Voting Shares for aggregate cash consideration of $22,052,057.  In connection with the entry into the Purchase Agreement, pursuant to that certain waiver letter, dated October 2, 2019 (the “Waiver Letter”), the Issuer and MHR Fund Management, LLC waived certain provisions set forth in the Amended Voting and Standstill Agreement in connection with the purchase and sale of the Class A Voting Shares contemplated by the Purchase Agreement.  Following consummation of the transaction contemplated by the Purchase Agreement, each of the M Parties ceased to own any Class A Voting Shares.

The immediately preceding description is qualified in its entirety by reference to the terms of the Purchase Agreement and Waiver Letter, filed as Exhibit 7(g) and Exhibit 7(h), respectively, to this Amendment and are incorporated into this Item 4 by reference.

The information set forth in Item 6 of this Amendment is incorporated into this Item 4 by reference.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) Mr. Malone beneficially owns no shares of Class A Voting Shares.

The beneficial ownership information set forth above does not include any Class A Voting Shares of the Issuer beneficially owned by the MHR Funds or their affiliates (including Mark H. Rachesky, M.D., the Chairman of the Issuer’s board of directors (“Dr. Rachesky”)), Discovery, DLIL, Liberty Global or LGIL.  As a result of the agreements described in Item 6 of the Schedule 13D, Mr. Malone may be deemed to beneficially own and share voting and/or dispositive power over the Class A Voting Shares beneficially owned by the other parties to the Amended Voting and Standstill Agreement and their respective affiliates.  Based on Amendment No. 25 to Schedule 13D, filed with the SEC on October 3, 2019, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management, LLC, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management, LLC (including the MHR Funds) and Dr. Rachesky beneficially own an aggregate of 18,331,304 Class A Voting Shares (approximately 22.2% of the total number of Class A Voting Shares outstanding).  Based on Amendment No. 2 to Schedule 13D, filed with the SEC on February 13, 2017, Discovery and DLIL beneficially own an aggregate of 2,500,000 Class A Voting Shares (approximately 3.0% of the total number of Class A Voting Shares outstanding). Based on Amendment No. 4 to Schedule 13D, filed with the SEC on September 6, 2019, Liberty Global and LGIL beneficially own an aggregate of 4,049,972 Class A Voting Shares (approximately 4.9% of the total number of Class A Voting Shares outstanding).  The foregoing percentage interests are based on 82,654,510 total Class A Voting Shares outstanding on August 5, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the Securities and Exchange Commission on August 8, 2019.

This Amendment is not an admission or acknowledgement that Mr. Malone constitutes a “group” within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the other parties to the Amended Voting and Standstill Agreement.  Mr. Malone disclaims beneficial ownership of the Class A Voting Shares owned by each of LGIL, DLIL, MHR and the MHR Funds.

(c)                               During the period September 23, 2019 through September 30, 2019, the Reporting Person sold 517,437 Class A Voting Shares in open market transactions as set forth on Appendix A hereto.  On October 3, 2019, the M Parties closed the sale of 2,399,571 Class A Voting Shares to Master Account III and Institutional Partners IV in a private transaction, pursuant to and in accordance with the Purchase Agreement.  Other than as described in this Amendment, none of Mr. Malone or, to his knowledge, Leslie Malone, the 2015 CRT, the 2003 CRT, the Land Foundation or the Trusts, have executed any transactions in respect of the Class A Voting Shares since the most recent filing of an Amendment to this Schedule 13D.

(d)                                 Not applicable.

(e)                                  Mr. Malone and, to his knowledge, Leslie Malone, the 2015 CRT, the 2003 CRT, the Land Foundation and the Trusts ceased to be the beneficial owner of more than five percent of the Class A Voting Shares on September 6, 2019.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Item 4 summarizes certain provisions of the Purchase Agreement and the Waiver Letter and is incorporated herein by reference.  Copies of the Purchase Agreement and the Waiver Letter are filed as Exhibit 7(g) and Exhibit 7(h), respectively, to this Amendment and are incorporated into this Item 6 by reference.

Item 7.         Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

7(a)

Stock Exchange Agreement, dated as of February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP, the Malone Family Land Preservation Foundation, the Malone Family Foundation, the John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on February 11, 2015).*

7(b)

Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., John C. Malone, MHR Fund Management, LLC, Liberty Global plc, Discovery Communications, Inc. and the affiliated funds of MHR Fund Management, LLC party thereto (incorporated by reference to Exhibit 10.2 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on November 10, 2015).*

7(c)

Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery, Dr. John C. Malone, MHR Fund Management, LLC, Liberty, Discovery Communications, Inc. and the Mammoth Funds (as defined therein) (incorporated by reference to Exhibit 10.7 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880), filed with the Securities and Exchange Commission on July 1, 2016 (the “Lions Gate Form 8-K”)).*

7(d)

Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Orion Arm Acquisition Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to the Lions Gate Form 8-K).*

7(e)

Voting Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Starz, and the stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.4 to the Lions Gate Form 8-K).*

7(f)	Form of Trading Plan (the trading schedule thereto to be furnished to the Securities and Exchange Commission upon request).*

7(g)

Purchase Agreement, dated as of October 2, 2019, by and among the Leslie A. Malone 1995 Revocable Trust, the Malone Family Land Preservation Foundation, the John C. Malone June 2003 Charitable Remainder Unitrust, the Malone Starz 2015 Charitable Remainder Unitrust, The Tracy M. Amonette Trust A and The Evan D. Malone Trust A, on the one hand, and MHR Institutional Partners IV LP and MHR Capital Partners Master Account III LP, on the other hand (incorporated by reference to Exhibit 1 to Amendment No. 25 to Schedule 13D filed by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Management, LLC, MHR Holdings LLC and Mark H. Rachesky, M.D. with the Securities and Exchange Commission on October 3, 2019 (the “MHR 13D/A”)).

7(h)	Waiver Letter, dated as of October 2, 2019, by and between MHR Management, LLC and Lions Gate Entertainment Corp. (incorporated by reference to Exhibit 2 to the MHR 13D/A).

*	Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2019
Date

/s/ John C. Malone
John C. Malone

Appendix A

Sale transactions during the period September 23, 2019 through September 30, 2019

The table below specifies the date, quantity, weighted-average sale price and range of price per share of Class A Voting Shares of Lions Gate Entertainment Corp, sold by Mr. Malone during the period September 23, 2019 through September 30, 2019. Mr. Malone undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price. All of the transactions were effected on the New York Stock Exchange or through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock Sold	Weighted-Average Price Paid Per Share ($)	Range of Price Paid Per Share ($)

9/23/2019	82,500	9.6338	9.30 – 9.80
9/24/2019	100,278	9.5782	9.38 – 9.88
9/25/2019	131,992	9.5515	9.42 – 9.78
9/26/2019	108,700	9.2530	9.16 – 9.49
9/27/2019	83,561	9.2146	9.08 – 9.43
9/30/2019	10,406	9.0498	9.00 – 9.26

EXHIBIT INDEX

7(a)

Stock Exchange Agreement, dated as of February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP, the Malone Family Land Preservation Foundation, the Malone Family Foundation, the John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on February 11, 2015).*

7(b)

Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., John C. Malone, MHR Fund Management, LLC, Liberty Global plc, Discovery Communications, Inc. and the affiliated funds of MHR Fund Management, LLC party thereto (incorporated by reference to Exhibit 10.2 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on November 10, 2015).*

7(c)

Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Liberty Global plc, Discovery, Dr. John C. Malone, MHR Fund Management, LLC, Liberty, Discovery Communications, Inc. and the Mammoth Funds (as defined therein) (incorporated by reference to Exhibit 10.7 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880), filed with the Securities and Exchange Commission on July 1, 2016 (the “Lions Gate Form 8-K”)).*

7(d)

Stock Exchange Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Orion Arm Acquisition Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference to Exhibit 10.1 to the Lions Gate Form 8-K).*

7(e)

Voting Agreement, dated as of June 30, 2016, by and among Lions Gate Entertainment Corp., Starz, and the stockholders listed on Schedule A thereto (incorporated by reference to Exhibit 10.4 to the Lions Gate Form 8-K).*

7(f)	Form of Trading Plan.*

7(g)

Purchase Agreement, dated as of October 2, 2019, by and among the Leslie A. Malone 1995 Revocable Trust, the Malone Family Land Preservation Foundation, the John C. Malone June 2003 Charitable Remainder Unitrust, the Malone Starz 2015 Charitable Remainder Unitrust, The Tracy M. Amonette Trust A and The Evan D. Malone Trust A, on the one hand, and MHR Institutional Partners IV LP and MHR Capital Partners Master Account III LP, on the other hand (incorporated by reference to Exhibit 1 to Amendment No. 25 to Schedule 13D filed by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Management, LLC, MHR Holdings LLC and Mark H. Rachesky, M.D. with the Securities and Exchange Commission on October 3, 2019 (the “MHR 13D/A”)).

7(h)	Waiver Letter, dated as of October 2, 2019, by and between MHR Management, LLC and Lions Gate Entertainment Corp. (incorporated by reference to Exhibit 2 to the MHR 13D/A).

*	Previously filed.